                      Filed by Polycom, Inc.
                      Pursuant to Rule 425 under
                      the Securities Act of 1933, and deemed
                      filed pursuant to Rule 14a-12 under
                      the Securities and Exchange Act of 1934.
                      Subject Company: PictureTel Corporation
                      Commission File No. 001-09434

POLYCOM, INC. CONFERENCE CALL OUTLINE CONCERNING ACQUISITION OF
PICTURETEL CORPORATION BY POLYCOM, INC.

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BOB

Good afternoon everyone. Thank you for joining this call to discuss Polycom's acquisition of PictureTel Corporation. I am Bob Hagerty, president and CEO of Polycom, and I am joined by Lew Jaffe, president of PictureTel, and Mike Kourey, CFO of Polycom.

As with previous analyst calls, we are again augmenting today's voice conference call with a webcast, using our StreamStation multimedia server. If you would like to receive the webcast, please open your web browser at this time and enter Polycom's home page, which is www.polycom.com.

Then, select the icon entitled PictureTel Acquisition Call.

Next, click to join the webcast, then, select the meeting name, which is also, PictureTel Acquisition Call.

Next, simply enter your name as requested.

After you have entered your name, please press the submit button. ...At this time, you should see the stream buffering and then beginning.

Due to the buffering process, there will be an approximate 15 second webcast delay. For this reason, please turn down the volume on your speakerphone or take the handset away from your ear once you've successfully logged onto our webcast.

For the analysts participating in the Q&A session, leave your call live so that you can use your conference call connection for the Q&A session at the end of our call.

Please note that Q&A is enabled for financial and market research analysts. We welcome all others to listen-in to the Q&A session. Please also note that this entire webcast, including Q&A, will be maintained on Polycom's website for 5 business days from today, for your convenience and replay.

In addition, dial-up replay will also be available during this period for callers in the U.S. and Canada at 800.633.8284 and for callers outside of the U.S. and Canada at 858.812.6440.

Most of you participating in this call are aware of the federal legislation regarding forward- looking statements. Accordingly, we would like to note that during the course of this conference call, Lew, Mike, and I will make forward-looking statements and present forward-looking visual materials regarding future events or the future performance of the Company. We wish to caution you that such statements and visual materials are just predictions that involve risks and uncertainties, and that actual events or results could differ materially.

We discuss a number of the risks in our business in detail in Polycom's SEC reports, including Polycom's 2000 Form 10-K Report, filed March 12, 2001, and Polycom's subsequent Form 10-Q filing, and PictureTel's Form 10-K Report, filed April 17, 2001, and PictureTel's subsequent Form 10-Q filing, and any forward-looking statements must be considered in the context of such risks and uncertainties.

As many of you have seen, we are pleased to announce that we have signed an agreement to acquire PictureTel, a worldwide leader in integrated collaboration. During this call, I'd like to provide you with some insight into the strategic importance of bringing PictureTel into our company.

Then, I'd like to give Lew an opportunity to provide his perspective on this acquisition and how he and his management team came to the conclusion to join forces with us.

After Lew's comments, Mike will cover the mechanics and the financial parameters of the acquisition.

Let me begin by stating that the rapid deployment of broadband connectivity to enterprises of all sizes is proving to be a significant catalyst for video communications-from the telecommuter to the office desktop to the boardroom. In fact, with the additional catalyst of a bias toward operating cost reductions, the customer demand for video communications products could be more robust than ever in the second half of this year, staging Polycom to capitalize on what could be widespread adoption of video in 2002 and beyond.

Many of you know that Polycom first attacked the demand for video in the first quarter of 1998 with the introduction of our appliance-based ViewStation product line. With its circuit-switched and IP broadband connectivity, sales of this product have grown dramatically since its launch.

Moving forward, we plan to exploit not only the broad appeal of the video communications appliance, but also fulfill the demand for collaboration-intensive PC-based video systems, such as PictureTel's complementary iPower platform. In fact, we not only plan to continue to sell this platform following the closing of the acquisition, we intend to continue to invest both in the ViewStation product line, the best video appliance in the world today and in iPower, the best PC-based video platform in the world today.

Along these lines, according to Wainhouse Research, currently 18% of customer demand for video communications products is for PC-based systems that are targeted for collaboration- intensive applications with demand forecasted to grow robustly over the next several years. With PictureTel, this additional 18% and growing opportunity will be available to Polycom in addition to our broad, appliance opportunity.

Moving forward, we see that the recent, positive focus on video communications is creating a climate for competition from both large communications product providers as well as the new entrants with wireless and web conferencing offerings. With this in mind, we are confident that the incorporation of PictureTel into our video communications product area will arm us with an extremely competitive product offering that will broaden Polycom's opportunity for revenue growth, not only in our video product area but also in our network systems area that benefits from the deployment of group and desktop video devices.

Our agreement to acquire PictureTel includes a provision whereby Polycom has funded a $15 million convertible loan with an additional $34.9 million to be held in escrow subject to various release conditions. Not only does this investment illustrate our dedication to our partnership with PictureTel, it provides PictureTel with a balance sheet that should eliminate the concerns of their channels and customers who desire their PC-based video collaboration products.

Following the closing of the acquisition, we plan to transition PictureTel's manufacturing to our model, gaining the cost benefits associated with our lower-cost, high-volume contract manufacturing process. This will serve to significantly improve gross margins from PictureTel's margins today.

Also, we plan to utilize the significant operating synergies between our organizations in the sales, marketing, finance, and administrative areas as we rationalize the combined entity worldwide.

I want to make it clear, however, that Polycom plans to continue the investment in PictureTel's development organization-delivering a product roadmap from both Andover and Austin that leverages our company in a way that is unprecedented and will yield significant advances in video communications technology and product offerings over the next several years.

Based on all of these drivers, we expect Polycom's broadened video communications product line to grow faster than ever as enterprises throughout the world select the best video solution for their needs, whether appliance-based or PC-based. This expansion will be further leveraged by Polycom's 293 channels of which only approximately 35 are channels shared today with PictureTel.

Before I turn the call over to Lew, I would like to say that Mike and I and several other key members of our management team have been impressed with PictureTel's development and marketing staff and the opportunity our combined company clearly has to drive their iPower products through our channels and to improve margins on these products through our operating model. This will further leverage Polycom's reach as we move to build the best end-to-end solution through our network systems, network access, and voice, and video communications product lines.

This acquisition further exploits the broadband opportunity at a time when the high bandwidth pipe is ready for an integrated voice, video, and data solution.

At this point, I'd like to turn the call over to Lew to provide his perspective on the acquisition.

LEW

Thank you, Bob To begin, I would like to say I am very excited about the opportunities created by the combination of our two Companies. Each Company brings a rich blend of core competencies. Both Companies share corporate DNA as the founders of Polycom were, in fact, key elements of the early development of PictureTel. Each Company has taken a different path, Polycom with its leading ViewStation appliance based video products and PictureTel with its award- winning iPower PC based products. By uniting, we broaden our product offering and can address customer needs in a way neither one of us has done on our own. The timing could not be better for this combination. In the current economic climate, faster, more informed decision making can make the difference between winning and losing. Our combined technologies enable users to exploit their competitive advantages more effectively. With more and more bandwidth becoming available every day, accessing this type of communication, from the boardroom to the desktop, video communications will move from being a nicety to becoming mission critical.

I believe the combined Company has significantly more value as Polycom taps into the vast, PictureTel installed base, significant brand equity, and intellectual property which can be shared across all of Polycom's voice, video and network systems product lines. Together, we can expand on Polycom's end-to-end solution, giving users the widest selection of video communications systems-both ViewStation video appliances and iPower PC systems to meet their most demanding application requirements.

There has always been a strong tie between PictureTel and Polycom's network systems group, formerly Accord. PictureTel, in fact, is a reseller partner of the products from the network systems group. By leveraging this relationship, it allows us to capitalize on our mutual core strengths. Wrapping this with our comprehensive service offerings, we help users maximize their video communications investments, which translates into a big win for our customers.

Both Companies are focused on taking the complexity out of video collaboration. Combined, I expect this process will accelerate providing more, user-friendly, feature-rich products and solutions. For this reason, I am confident that this acquisition will accelerate the adoption of video collaboration solutions within the growing communications industry.

The PictureTel employees win, as the approximately $50 million financial commitment that leads, ultimately, to the acquisition, means there is a bright future without the constraints created by PictureTel's financial uncertainty over the last few years. This should keep our team focused, allowing them to drive towards even greater achievements. It is all of our intentions, during this interim period prior to closing, that everyone in both organizations stay focused on their respective customers and channel partners. We will work hard to not lose one customer during this process. I expect PictureTel's sales will continue to grow prior to the acquisition. A vote of confidence in our technology and service offerings is evidenced by Polycom's financial commitment and the tender offer.

Regarding our cultures, I can state unequivocally, that both Polycom and PictureTel are dedicated to the ever-growing communications needs of our customers. Through the process of our companies signing our definitive agreement, I have found Bob, Mike, and the rest of the Polycom staff to be passionate about the communications industry and their desire to compete effectively as video applications expands throughout enterprises of all sizes, and as voice, video, and data collaboration solutions converge over the next several quarters and years.

Finally, we believe this transaction maximizes value for Polycom's and PictureTel's shareholders. Together, we will be able to address world markets more effectively, delivering a value proposition greater than either Company could do on its own.

This acquisition is about rapid growth in the existing marketplace and introducing the benefits of video communications to companies that have never considered it a viable option before today.

At this point, let me turn the call over to Mike who will discuss the mechanics and financial details of the acquisition.

MIKE

Thank you, Lew. Under the terms of the agreement, Polycom will commence an offer to purchase all of the outstanding shares of PictureTel for a combination of 0.1177 shares of Polycom common stock and $3.11 in cash to be exchanged for each share of PictueTel. In total, approximately 6.7 million shares of Polycom common stock and $176 million in cash will be exchanged for all outstanding shares of PictureTel, and Polycom will assume PictureTel options exercisable into approximately 1.4 million shares of Polycom common stock.

The value of the transaction, based on Polycom's closing price yesterday, is approximately $362 million, or $6.42 per share. The offer will be followed by a merger in which Polycom common stock and cash will be issued at the same exchange ratio paid in the offer. The acquisition, which has been approved by the board of directors of both companies, is also subject to the tender of a majority of the outstanding fully diluted shares of PictureTel common stock and the customary closing conditions, including obtaining applicable regulatory approval.

In addition, this transaction is intended to be accounted for as a purchase and is a taxable transaction. Excluding non-recurring acquisition related expenses, Polycom expects the acquisition to be slightly accretive in 2002. Many of the acquisition-related expenses and charges will be accounted for as goodwill and other intangibles and will be amoritized.

PictureTel will remain at its primary location, which is Andover, Massachusetts. As part of the agreement with PictureTel, key development and management personnel have signed employment agreements with the post-closing Polycom.

Post closing, Lew Jaffe, and Dalton Edgecomb will remain for 6 months to facilitate the integration of our two companies. Of course, Norman Gaut will continue to be available to Polycom for consultation following the close.

From an ongoing management perspective, our plan is to have Craig Malloy, Polycom's senior vice president and general manager of Polycom's video communications group will be responsible for the product strategy and product roadmaps for both our Austin, Texas-based ViewStation appliance architecture and PictureTel's Andover, Massachusetts-based iPower PC platform.

On a global basis, Polycom and PictureTel will rationalize the organization, focusing on optimization of sales and service to our entire suite of end-user customers through our joint-set strategic and channel partners.

Next, I'd like to provide some financial details and perspective on this transaction. In order to secure PictureTel's funding for its continued iPower architecture and to illustrate Polycom's dedication to this exciting new partnership, Polycom has provided PictureTel with a convertible loan for $15 million and is putting into escrow another $34.9 million, subject to various release conditions, as Bob mentioned earlier. Based on current projections and the expected timing of the close of the acquisition, this cash is expected to be largely available to Polycom post-closing.

Moving to margins, Polycom's target operating model will not change from our base target model ranges, which are as follows:

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  gross margin of 50 - 55%,

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  sales and marketing expenses of 16 - 18%,

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  research and development of 10 - 12%, and

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  general and administrative expenses of 4 - 5%.

With PictureTel's blended gross margins of approximately 40% currently, we are comfortable with our target 50 - 55% blended gross margin. Clearly, we would anticipate product cost benefits as we shift PictureTel's manufacturing strategy to Polycom's approach and as we leverage our volumes with our contract manufacturers and component suppliers.

In addition, we expect significant operating synergies in both the sales and marketing and the general and administrative areas, which will result in a post-closing trajectory to Polycom's target levels. However, we plan to maintain the full investment in PictureTel's research and development area as we continue to build upon the iPower architecture and PictureTel's PC-Based product solution. Netting these spending drivers, Polycom will continue to target its operating margin at 20 - 22%.

Moving to income tax, Polycom expects to maintain its effective tax rate of 29% for 2001 and beyond.

Based on a Q3 or Q4 2001 close, and excluding the non-recurring acquisition- related expenses and non-cash charges, we expect the acquisition to be break-even to slightly accretive two quarters following the closing.

As with our recent Accord acquisition, it's important to note that Polycom is forecasting this accretion with only the operating synergies that we've identified but without revenue synergies-which are clearly possible following the close of the acquisition.

At this time, let me turn the call back over to Bob Hagerty for closing comments.

BOB

Thank you, Mike. As you can see, each of us are extremely excited with this acquisition. With the leading appliance- based and IP-based video solutions, along with our leading network systems, network access, and voice communications products, we are poised for strong growth in the second half of 2001 and beyond. We will be positioned to leverage our low-cost manufacturing model, leverage our combined video technology portfolio, leverage our channel networks, and leverage the Polycom brand.

This transaction is compelling as it builds upon Polycom's end-to-end voice, video, and integrated data solution. We look forward to delivering this broader offering to our customer base in the coming months and to take Polycom and this industry to the next level.

At this point, we would like to open the floor to the financial and market analysts for any questions that you may have. For all others, we invite you to stay on the call to listen-in. Of course, as we discussed earlier in the call, many of the statements we've made and will make during the Q&A period are forward-looking statements, which are subject to many risks and uncertainties.

Is the conference call operator available at this time?

** Question and Answer Period **

Thank you very much for participating in this call today. We appreciate your interest as we continue to drive Polycom to the next level. We'll see you next time.

    Forward Looking Statements: These statements include forward looking statements about the PictureTel acquisition, including statements about the timing of the completion of the acquisition, the company's expectation that it will be slightly accretive in 2002, and the impact of the acquisition on Polycom and PictureTel. These statements involve many risks and uncertainties, including risks associated with the acquisition, including the potential inability to satisfy the closing conditions for the acquisition, potential difficulties in the assimilation of the other distribution channels and other operations, strategies, technologies and products of the acquired company, the risk of loss of key personnel of the acquired company, diversion of management attention from other business concerns, risk of entering new markets associated with PictureTel' partners, including the risk of variations in quarterly operating results due to the timing of significant orders and other factors, significant current and expected additional competition and the need to continue to expand product distribution, particularly in the IP channels and internationally, and risk that the foregoing and other factors will not yield the expected accretion in the future. Further risks are detailed from time to time in Polycom's SEC reports, including the Form 10-K, for 2000, and subsequent Form 10-Q filing and PictureTel's SEC reports, including the Form 10-K for 2000, and subsequent Form 10-Q filing.

    Polycom and the Polycom logo design are registered trademarks and ViewStation is a trademark of Polycom, Inc. in the U.S. and various countries. PictureTel is a registered trademark and iPower is a trademark of PictureTel. ©2001 Polycom, Inc. and PictureTel Corporation. All rights reserved.

    Additional Information: We urge investors and security holders to read the following documents, when they become available, because they will contain important information about Polycom, PictureTel, the proposed acquisition and related matters:

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  Polycom's preliminary prospectus, prospectus supplements, final prospectus, and tender offer materials;

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  Polycom's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information; and

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  PictureTel's Solicitation/Recommendation Statement on Schedule 14D-9.

    Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Polycom and PictureTel file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Polycom and PictureTel at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800.SEC-0330 for further information on public reference rooms. Polycom's and PictureTel's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

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